Exhibit 99.1

Click Holdings Limited (CLIK) Acquires Hong Kong Construction HR Tech Company,

Targeting Over HK$50 Million Annual Revenue in New Segment Within Two Years

Hong Kong, May 29, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, is pleased to announce the strategic acquisition of 100% equity stake in a fast-growing Hong Kong-based company specializing in digital HR solutions for the construction industry (“Target”).

The Target operates an integrated platform that streamlines salary payments between construction workers and subcontractors, while incorporating attendance tracking, work records, and comprehensive workforce management tools. This solution tackles longstanding industry challenges such as delayed payments, inaccurate attendance records, labor disputes, and administrative inefficiencies—issues that are particularly acute in Hong Kong’s large and labor-intensive construction sector.

Through this investment and strategic partnership, Click Holdings gains privileged access to a valuable database covering data on hundreds of thousands of construction workers across Hong Kong. Click Holdings will deploy its proprietary AI-powered job matching engine and extensive HR expertise to deliver integrated services, including talent sourcing, job placement, training referrals, compliance support, and other comprehensive HR solutions—directly to the Target’s user ecosystem. In turn, the Target will leverage Click Holdings’ advanced matching technology and broad professional network to enhance platform functionality, improve user retention, and accelerate growth.

This transaction represents Click Holdings’ deliberate entry into the construction worker HR solutions segment, one of Hong Kong’s most significant yet underserved labor markets. According to recent industry data, Hong Kong has over 110,000 manual workers engaged at construction sites (as of Q3 2025, per Development Bureau and Census and Statistics Department of Hong Kong), with hundreds of thousands of registered construction workers overall. The sector remains challenged by ongoing labor shortages, an aging workforce, and heightened demand for digital payroll and attendance systems, presenting opportunities for Click Holdings’ AI-driven solutions to generate significant value.

“We see tremendous potential in bringing modern, efficient HR technology to Hong Kong’s construction industry,” said Jeffrey, CEO of Click Holdings. “By combining the Tech Company’s specialized payment and attendance platform with our proven AI job matching capabilities and large-scale talent pool, we are creating powerful synergies that will improve workforce productivity, ensure fair and timely compensation, and open a major new revenue vertical. Moreover, we have already built a comprehensive human resources matching platform. Beyond serving construction workers, this platform enables us to expand horizontally into other high-demand, blue-collar sectors where Hong Kong faces acute shortages, such as security guards, domestic helpers, and various other manual labor roles. These are precisely the job categories where AI-powered matching can deliver immediate efficiency gains and scalability in the short term, allowing us to address broader labor market gaps and unlock additional growth opportunities across multiple industries.”

Click Holdings expects this acquisition and ongoing collaboration to rapidly scale the construction worker HR solutions segment. Within two years, it is projected to contribute over HK$50 million in annual revenue to the CLIK Group, establishing it as a meaningful and sustainable new growth driver alongside the Company’s flagship silver economy initiatives under the Care U brand.

This strategic investment reinforces Click Holdings’ commitment to innovation, sector diversification, and capturing untapped opportunities in key labor markets across Hong Kong, while continuing to leverage its core strengths in AI-powered HR solutions.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 23,200 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200